February 2, 2010
VIA FEDEX AND EDGAR
Mr. Jay E. Ingram
Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 4631
100 F Street, N.E.
Washington, D.C. 20549

233 S. Wacker Drive, Suite 5800
Chicago, Illinois 60606
Tel: +1.312.876.7700 Fax: +1.312.993.9767
www.lw.com

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Re:	Libbey Inc. Registration Statement on Form S-3 (Registration No. 333-163402)
Dear Mr. Ingram:
          On behalf of Libbey Inc. (the “Company”), we hereby transmit for filing under the Securities Act of 1933, as amended, Amendment No.1 (the “Amendment” ) to the Company’s Registration Statement on Form S-3 (the “Registration Statement”).
          This letter also responds to the December 23, 2009 letter that the staff (the “Staff”) of the Securities Exchange Commission provided in respect of the Registration Statement. The Company’s responses are as follows. For your convenience, the Staff’s comments are reproduced in bold type and are followed by the Company’s response. Where the Company has revised the disclosure in the Amendment in response to the Staff’s comments, we have noted the applicable page number of the Registration Statement next to the comment.
Selling Stockholder, page 8
1.	Please disclose whether the selling stockholder is a broker-dealer or an affiliate of a broker-dealer. If the selling stockholder is a broker-dealer, please state that it is an underwriter with respect to the shares that it is offering for resale. If the selling stockholder is an affiliate of a registered broker-dealer, please revise to disclose the following:
•	that the selling stockholder purchased in the ordinary course of business; and

February 2, 2010

•	that, at the time of purchase of the securities to be resold, the seller had no agreements or understandings, directly or indirectly, with any person to distribute the securities.
If the selling stockholder is unable to make these representations, please state that it is an underwriter.
Response: The Company has revised the disclosure in response to the Staff’s comment. Please see pages 8 and 10.
Incorporation of Certain Documents by Reference, page 11
2.	The proxy statement is not included in the list of filings to be incorporated by reference. See Item 12 of Form S-3. Please revise.
Response: The Company respectfully advises the Staff that the proxy statement is included in the list of filings to be incorporated by reference. Please refer to the fifth bullet point on page 11.
Exhibits, page II-1
3.	Please tell us why you have not filed the Debt Exchange Agreement as an exhibit, or otherwise file it with your next amendment.
Response: The Company has filed the Debt Exchange Agreement as Exhibit 4.4 to the Amendment in response to the Staff’s comment. Please refer to page II-2 and Exhibit 4.4.
Exhibit 5.1. Opinion of Latham & Watkins LLP
4.	Please have counsel confirm to us that it concurs with our understanding that its reference to the General Corporation Law of the State of Delaware includes the statutory provisions and all applicable provisions of the Delaware Constitution and any reported judicial decisions interpreting these laws. Please have counsel file this confirmation as correspondence on EDGAR.
Response: We respectfully confirm to the Staff that the phrase “General Corporation Law of the State of Delaware” as used in our opinion letter is deemed to include not only the statutory provisions of the Delaware General Corporation Law, but also the applicable provisions of the Delaware Constitution and reported judicial decisions interpreting these laws, in each case as currently in effect.

February 2, 2010

     If you have any questions regarding the foregoing, please do not hesitate to contact me by telephone at (312) 876-7680 or by fax at (312) 993-9767.

Very truly yours,

/s/ Christopher D. Lueking
Christopher D. Lueking
of LATHAM & WATKINS LLP

cc:	John F. Meier, Libbey Inc. Susan A. Kovach, Libbey Inc.